UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated November 23, 2010, which contains the Company's financial information for the three and nine months ended September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD.
(registrant)

Dated: December 2, 2010	By:	/s/ Inger M. Klemp
Inger M. Klemp
Principal Financial Officer

Exhibit 1

FRONTLINE LTD.
INTERIM REPORT JANUARY – SEPTEMBER 2010

Highlights

•	Frontline reports net income attributable to the Company of $12.3 million and earnings per share of $0.16 for the third quarter of 2010.
•	Frontline reports net income attributable to the Company of $173.3 million and earnings per share of $2.23 for the nine months ended September 30, 2010.
•	Frontline announces a cash dividend of $0.25 per share for the third quarter of 2010.
•
The fourth and final VLCC newbuildings from Shanghai Waigaoqiao Shipbuilding Co., Ltd., Front Signe and the fourth and final of the original series of Suezmax newbuildings from Jiangsu Rongsheng Heavy Industries Co., Ltd., Front Njord, were delivered in August 2010.

•
In September 2010, Frontline entered into an agreement to time charter out two VLCCs; Front Eminence for a period of five years at a gross rate of $43,000 per day and Golden Victory for a period of three years at a gross rate of $40,000 per day.

•
In September 2010, Frontline agreed with Zhoushan Jinhaiwan Shipyard Co., Ltd. to re-structure its VLCC newbuilding program resulting in a commitment to take delivery of five 320,000 dwt VLCC newbuildings with a total contract price of $525 million.

•
In November 2010, Frontline extended the time-charter in agreements of Front Chief, Front Commander and Front Crown (all 1999-built double hull VLCCs); for one year from January 2011 at $26,500 per day per vessel.

•	In November 2010, the Company secured pre- and post delivery financing in the amount of $147 million representing 70 percent of the contract price for the first two VLCCs to be delivered in 2012.

Third Quarter and Nine Months 2010 Results

The Board of Frontline Ltd. (the "Company" or "Frontline") announces net income attributable to the Company of $12.3 million for the third quarter of 2010, equivalent to earnings per share of $0.16, compared with net income attributable to the Company of $81.3 million and earnings per share of $1.04 for the preceding quarter. The net income attributable to the Company in the third quarter includes a gain of $6.8 million relating to the amortization of a deferred gain on three lease terminations. Net operating income in the third quarter was $48.4 million compared with $118.0 million in the preceding quarter. Net operating income and net income attributable to the Company decreased primarily as a result of the weaker spot market.

The average daily time charter equivalents ("TCEs") earned in the spot and period market in the third quarter by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $29,800 (incl. single hull VLCCs), $18,200 and $48,600, respectively, compared with $46,600, $31,000, and $47,700, respectively, in the preceding quarter. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $30,000 and $15,700, respectively, in the third quarter compared with $50,000 and $30,300, respectively, in the second quarter. The Gemini Suezmax pool had spot net earnings of $17,500 per day in the third quarter compared with $29,800 per day in the second quarter. The Company's double hull VLCCs, excluding the floating time charter vessels, had spot earnings of $30,200 per day in the third quarter, compared with $51,900 in the second quarter.

Profit share expense of $5.8 million has been recorded in the third quarter as a result of the profit sharing agreement with Ship Finance International Limited ("Ship Finance") compared to $11.4 million in the preceding quarter reflecting the lower TCEs. Ship operating expenses increased by $2.4 million compared with the preceding quarter due to an increase in running costs of $1.5 million mainly related to the delivery of newbuildings and a $0.9 million increase in drydocking costs. Frontline drydocked three vessels in the second quarter and two vessels in the third quarter, but a portion of cost related to Front Tina, which entered dry dock in the second quarter, was expensed in the third quarter.

Charter hire expenses decreased by $32.0 million in the third quarter compared with the preceding quarter primarily due to the fact that we no longer chartered in the Nordic American Tanker Shipping Ltd. ("NATS") vessels from July 1, 2010. The result on time charter basis were reduced equally and the number of on hire days decreased by 1,129 due to termination of NATS charter.

Interest income was $2.7 million in the third quarter, of which $2.6 million relates to restricted deposits held by subsidiaries reported in Independent Tankers Corporation Limited ("ITCL"). Interest expense, net of capitalized interest, was $39.2 million in the third quarter of which $7.7 million relates to ITCL.

Frontline announces net income attributable to the Company of $173.3 million for the nine months ended September 30, 2010, equivalent to earnings per share of $2.23. The average daily TCEs earned in the spot and period market in the nine months ended September 30, 2010 by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $40,300, $28,200 and $48,100, respectively, compared with $40,200, $26,600 and $43,000, respectively, in the nine months ended September 30, 2009. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $42,100 and $26,800, respectively, in the nine months ended September 30, 2010. The Company's double hull VLCCs excluding the floating time charter vessels had spot earnings of $42,500 per day and the Gemini Suezmax pool had spot net earnings of $26,700 per day in the nine months ended September 30, 2010.

As of September 30, 2010, the Company had total cash and cash equivalents of $208.0 million and restricted cash of $225.5 million. Restricted cash includes $163.0 million relating to deposits in ITCL and $62.0 million in Frontline, which is restricted under the charter agreements with Ship Finance.

In November 2010, the Company has average total cash cost breakeven rates on a TCE basis for VLCCs and Suezmax tankers of approximately $31,300 and $24,900, respectively.

Fleet Development

In August 2010, Frontline took delivery of the fourth and final of the original series of Suezmax newbuildings "Front Njord" from Jiangsu Rongsheng Heavy Industries Co., Ltd. and the fourth and final VLCC newbuilding "Front Signe" from Shanghai Waigaoqiao Shipbuilding Co., Ltd.

In September 2010, Frontline entered into an agreement to time charter out two VLCCs; Front Eminence for a period of five years commencing November 2010 at a gross rate of $43,000 per day and Golden Victory for a period of three years commencing October 2010 at a gross rate of $40,000 per day. The latter has an option for the charterer to extend for further two years at a premium.

In November 2010, Frontline extended the time-charter in agreements of Front Chief, Front Commander and Front Crown (all 1999-built double hull VLCCs); for one year from January 2011 at $26,500 per day per vessel.

Newbuilding Program

In September 2010, Frontline agreed with Zhoushan Jinhaiwan Shipyard Co., Ltd. ("Jinhaiwan") to re-structure its VLCC newbuilding program. In April and May 2008, Frontline ordered six VLCC newbuildings at Jinhaiwan. In May 2009, two of these newbuilding orders were cancelled and the installments paid were transferred to two of the retained newbuildings and the two remaining VLCC newbuildings orders were changed into options. As a result of the re-structuring in September 2010, Frontline has agreed to maintain the two options and has ordered one additional VLCC newbuilding and is committed to take delivery of five 320,000 dwt VLCC newbuildings, with a total contract price of $525 million. The delivery dates for the vessels have been deferred by three months from the original contractual dates, with the first vessel to be delivered in Q1 2012 and the last in Q1 2013. Furthermore, payment terms of the previously ordered vessels have been improved.

As of September 30, 2010, Frontline's newbuilding program comprised two Suezmax tankers and five VLCCs, which constitutes a contractual cost of $650 million, and two Suezmax newbuilding options. These two options have subsequently expired. Installments of $162 million have been made on the newbuildings and the remaining installments to be paid as of September 30, 2010 amount to $488.0 million, with expected payments of approximately $63.5 million in 2010, $95.4 million in 2011, $184.9 million in 2012 and $144.2 million in 2013.

In November 2010, the Company secured pre-and post delivery financing in the amount of $147 million representing 70 percent of the contract price for the first two VLCCs to be delivered in 2012. The Board was pleased to see that there was a large interest from financiers to arrange the financing and that it was concluded at very attractive terms. This confirms Frontline's strong standing in the credit market.

For the three remaining VLCCs and the two Suezmax tanker newbuildings to be delivered between late 2012 and 2013, the Company has not yet established pre- and post delivery financing.  Based on the recently secured financing for the VLCCs, however, we assume a 70 percent financing of market value for these newbuildings. The net remaining equity investment is thus approximately $29 million, which is fully funded through the excess liquidity coming from the recent completion of the $225 million convertible bond offering.

Corporate

In October 2010, Frontline sold the 15.8 percent stake in Navig8 Limited and received net proceeds of $19.8 million.

In November 2010, the Company secured pre-and post delivery financing in the amount of $147 million representing 70 percent of the contract price for the first two VLCCs to be delivered in 2012.

On November 23, 2010, the Company's Board of Directors declared a dividend of $0.25 per share. The record date for the dividend is December 7, 2010, ex dividend date is December 3, 2010 and the dividend will be paid on or about December 21, 2010.

77,858,502 ordinary shares were outstanding as of September 30, 2010, and the weighted average number of shares outstanding for the quarter was 77,858,502.

The Market

The market rate for a VLCC trading on a standard 'TD3' voyage between The Arabian Gulf and Japan in the third quarter of 2010 was WS 52; equivalent to $17,000/day; representing a decrease of approximately WS 36 points or $37,500/day between the second quarter of 2010 and an increase of WS 16.5 points from the third quarter of 2009. Present market indications are approximately $23,000/day in the fourth quarter.

The market rate for a Suezmax tanker trading on a standard 'TD5' voyage between West Africa ("WAF") and Philadelphia in the third quarter of 2010 was WS 75.5; equivalent to approximately $14,444/day compared to $32,700/day in the second quarter. There was a decrease of WS 38 points from the second to the third quarter and an increase of WS 23 points from the third quarter of 2009. Present market indications are approximately $19,000/day in the fourth quarter.

Bunkers at Fujairah averaged approximately $444.5/mt in the third quarter of 2010 compared to $461/mt in the second quarter of 2010; a decrease of $16.5/mt. Bunker prices varied from a low of $421.5/mt at the beginning of July and a high of $468/mt at the beginning of August. On November 22, 2010 the quoted bunker price in Fujairah was $481.5/mt.

Philadelphia bunkers averaged $465/mt in the third quarter, which was a decrease of $4/mt from the second quarter of 2010. Bunker prices varied from a low of $439.5/mt at the beginning of July and a high of $492.5/mt on August 9. On November 22, 2010 the quoted bunker price in Philadelphia was $486.5/mt.

The International Energy Agency's ("IEA") November 2010 report stated an average OPEC oil production, including Iraq, of 29.2 million barrels per day (mb/d) during the third quarter of the year. This was an increase of 220,000 barrels per day compared to the second quarter of 2010 and an increase of 390,000 barrels per day compared to the third quarter of 2009.

IEA further estimates that world oil demand averaged 88.5 mb/d in the third quarter of 2010, representing an increase of approximately 1.5 mb/d compared to the second quarter of 2010, and approximately 3.2 mb/d from the third quarter of 2009. Additionally, the IEA estimates that world oil demand will average approximately 87.3 mb/d in 2010 representing an increase of 2.8 percent or approximately 2.3 mb/d from 2009.

The VLCC fleet totalled 539 vessels at the end of the third quarter of 2010, up from 530 vessels at the end of the previous quarter. 14 VLCCs were delivered during the quarter versus an estimated 12 at the beginning of the year. Throughout 2010 the current estimate is 63 deliveries. The orderbook counted 183 vessels at the end of the third quarter, up from 170 orders from the previous quarter. 27 new orders were placed during the quarter and the current orderbook represents about 34 percent of the VLCC fleet. During the quarter five vessels were removed from the trading fleet for scrapping or conversion/storage purposes. According to Fearnleys the single hull fleet now stands at 49 vessels.

The Suezmax fleet totalled 408 vessels at the end of the third quarter, up from 406 vessels at the end of the previous quarter. Four vessels were delivered during the quarter versus an estimated six at the beginning of the year. Throughout 2010 the current estimate is 54 deliveries. The orderbook counted 145 vessels at the end of the quarter, up from 136 vessels at the end of the previous quarter. 18 new orders were placed during the quarter and the current orderbook now represents 36 percent of the total fleet. Two vessels were removed from the trading fleet and according to Fearnleys the single hull fleet now stands at 21 vessels.

Strategy

We focus on maintaining our position as the leading operator of VLCC and Suezmax tankers. By following a strategy of maintaining a certain fixed charter coverage percentage for the double hull vessels, full fixed charter coverage for our single hull vessels and a high fixed charter coverage percentage for the OBO vessels, we provide downside protection in a weak tanker market as well as preserving upside opportunities from the spot trading vessels in a strong tanker market.

We maintain a lean organization and use outsourcing extensively to keep a low cost basis and low cash cost breakeven rates. We emphasize maintaining high financial flexibility and a strong balance sheet and are always looking for enhancing shareholder value and keeping a high quarterly dividend payout ratio.

Frontline aims at maintaining a modern tanker fleet. However, the main business strategy is to invest in tonnage when the market outlook is attractive and there is a good relationship between risk and reward. This might lead to temporary situations where the average age of the fleet is developing negatively as it has been doing in the last years. The Board anticipates that this trend will reverse in the coming years as asset prices come down and more attractive opportunities to grow the fleet with modern tonnage develop.

We believe that our strategy and operating model is working to the benefit of our shareholders, as Frontline was able to report a profit in the third quarter of 2010 while most of our competitors reported a loss. We also believe this model generates competitive returns to our shareholders. Frontline has paid cash dividends since the spring of 2001 through the third quarter of 2010 amounting to $56.45, which based on today's share price represents an annual average direct yield of approximately 20 percent.

Outlook

The tanker market was impacted in the third quarter of 2010 by the unwinding of approximately 35 VLCCs on floating storage in the second quarter to approximately three to five VLCCs in the third quarter and a high number of newbuilding deliveries. Furthermore, the trading patterns for China changed from buying a significant portion of its crude oil from Angola and the Atlantic Basin to favour Middle East crude oil, which resulted in a ton-mile decrease. These factors resulted in a high increase in fleet supply and are the main reasons for the depressed tanker rates in the third quarter and so far in the fourth quarter.

The International Monetary Fund forecasts world growth to rise by approximately 4.8 percent in 2010 and 4.2 percent in 2011, and the IEA projects an increase in world's oil consumption in 2010 and 2011 by 2.3 mb/d and 1.2 mb/d, respectively, compared to 2009 and 2010, which indicates strong long term oil demand. While imports of crude oil to China have shown a strong growth, US oil imports have lagged behind, but now an upward trend has been re-established following a downward trend from 2007 to 2009.

The tanker industry still has a high number of expected vessel deliveries in 2010 and 2011. However, the actual deliveries in 2009 and so far in 2010 have been significantly lower than anticipated and this development is likely to be further strengthened by the expected delays, slippage and cancellations of newbuilding orders going forward. The phase out of the remaining single hull fleet, according to Fearnleys, is currently estimated to be approximately seven percent of the VLCC and Suezmax tanker fleet and will further reduce the supply of vessels in 2010.

In this challenging tanker market, Frontline has so far in 2010 secured approximately $640 million in new capital, committed new bank financing and release of restricted cash. The recently secured pre- and post delivery financing for the two VLCCs raised $147 million of which $45 million is available for drawdown based on instalments already paid on the newbuildings.

Our fixed charter coverage is estimated to be 34 percent and 25 percent in 2010 and 2011, respectively. In addition to the fixed rate coverage, we also have an additional 11 percent and 12 percent coverage on floating income in 2010 and 2011, respectively. We aim to increase the fixed charter coverage for 2011-2013 from the present levels to 2010 levels.

The remaining single hull vessels in the fleet are chartered out on bareboat contracts as floating storage units and provide a solid cash flow based on the low charter-in rates from Ship Finance. In addition, the charter contracts for the OBO vessels in the dry bulk market also provide a solid cash flow.

The Company's newbuilding program contributes to renew the fleet and the vessels will be delivered in the period 2012 to 2013. Based on a 70 percent financing the remaining equity investment is limited to approximately $29 million.

Based on the above, the Company is in a strong position not only to handle the challenges of the current weakness in the tanker market, but also to be able to react to attractive market opportunities that may occur.

The Board, however, continues to be somewhat concerned about the high number of expected vessel deliveries in the next two years and the effect of the net fleet growth on the market balance. However, the market balance might be considerably improved if expected delays, slippage and cancellations of newbuilding orders should occur and/or with increased world GDP growth, oil consumption and ton-mile demand.

Based on the current weakness in the tanker market and the Company's trading results achieved so far in the fourth quarter, the Board expects the weak trend shown in the third quarter results to be extended into the fourth quarter. The Board anticipates that the tanker market will show some strength into the winter months, but will remain vulnerable as new tonnage enters the market.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
November 23, 2010

Questions should be directed to:

Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
+47 23 11 40 99

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2009 Jul-Sept	2010 Jul-Sept	CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2010 Jan-Sept	2009 Jan-Sept	2009 Jan-Dec (audited)
233,008	251,111	Total operating revenues	939,050	871,145	1,133,286
3,061	6,843	Gain on sale of assets and amortization of deferred gains	26,324	3,061	3,061
45,457	71,195	Voyage expenses and commission	215,356	158,341	219,375
4,767	5,839	Profit share expense	28,584	27,270	33,018
52,565	49,555	Ship operating expenses	142,095	151,972	206,381
37,781	20,543	Charterhire expenses	116,941	134,975	169,503
7,135	8,400	Administrative expenses	23,913	22,406	30,647
60,213	53,985	Depreciation	159,879	177,996	237,313
207,918	209,517	Total operating expenses	686,768	672,960	896,237
28,151	48,437	Net operating income	278,606	201,246	240,110
5,619	2,732	Interest income	10,708	17,243	22,969
(39,758)	(39,175)	Interest expense	(112,241)	(120,509)	(160,988)
(102)	(120)	Share of results from associated companies	(405)	(367)	(544)
238	338	Foreign currency exchange gain (loss)	519	(196)	(346)
1,060	561	Other non-operating items	(2,064)	3,483	4,632
(4,792)	12,773	Net income (loss) before taxes and noncontrolling interest	175,123	100,900	105,833
(60)	(52)	Taxes	(156)	(106)	(361)
(4,852)	12,721	Net income (loss)	174,967	100,794	105,472
(758)	(463)	Net income (loss) attributable to noncontrolling interest	(1,715)	(2,016)	(2,771)
(5,610)	12,258	Net income (loss) attributable to Frontline Ltd.	173,252	98,778	102,701

$(0.07)	$0.16	Basic earnings (loss) per share ($)	$2.23	$1.27	$1.32

		Income on timecharter basis ($ per day per ship)*
32,100	29,800	VLCC	40,300	40,200	38,300
15,900	18,200	Suezmax	28,200	26,600	25,300
42,200	48,600	Suezmax OBO	48,100	43,000	43,000

* Basis = Calendar days minus off-hire. Figures after deduction of broker commission

2009 Jul-Sept	2010 Jul-Sept	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2010 Jan-Sept	2009 Jan-Sept	2009 Jan-Dec (audited)
(5,610)	12,258	Net income (loss) attributable to Frontline Ltd.	173,252	98,778	102,701
4,785	(3,719)	Unrealized (loss) gain from marketable securities	(13,142)	(6,586)	2,782
349	162	Foreign currency translation (loss) gain	(42)	686	759
5,134	(3,557)	Other comprehensive (loss) income	(13,184)	(5,900)	3,541
(476)	8,701	Comprehensive income (loss) attributable to Frontline Ltd.	160,068	92,878	106,242
758	463	Net income attributable to noncontrolling interest	1,715	2,016	2,771
282	9,164	Total comprehensive income	161,783	94,894	109,013

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2010 Sept 30	2009 Sept 30	2009 Dec 31 (audited)
ASSETS
Short term
Cash and cash equivalents	207,977	105,774	82,575
Restricted cash	225,455	410,290	429,946
Other current assets	227,961	217,653	270,661
Long term
Restricted cash	-	68,590	70,075
Newbuildings	185,410	397,255	413,968
Vessels and equipment, net	1,448,183	689,016	678,694
Vessels under capital lease, net	1,462,392	1,889,132	1,740,666
Investment in finance lease	55,766	-	-
Investment in unconsolidated subsidiaries and associated companies	3,518	4,099	3,923
Other long-term assets	27,843	24,916	24,710
Total assets	3,844,505	3,806,725	3,715,218

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	118,228	148,958	123,884
Current portion of obligations under capital lease	196,412	308,206	285,753
Other current liabilities	117,699	129,600	195,725
Long term liabilities
Long term debt	1,257,536	727,252	760,698
Obligations under capital lease	1,368,451	1,722,614	1,579,708
Other long term liabilities	8,118	22,349	18,702
Commitments and contingencies
Equity
Frontline Ltd. stockholders' equity	767,039	739,093	741,340
Noncontrolling interest	11,022	8,653	9,408
Total equity	778,061	747,746	750,748
Total liabilities and equity	3,844,505	3,806,725	3,715,218

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2009 Jul-Sept	2010 Jul-Sept	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2010 Jan-Sept	2009 Jan-Sept	2009 Jan-Dec (audited)
		OPERATING ACTIVITIES
(4,852)	12,721	Net income (loss)	174,967	100,794	105,472
		Adjustments to reconcile net income (loss) to net cash provided by operating activities:
60,496	54,385	Depreciation and amortization	160,939	178,793	238,595
54	26	Unrealized foreign currency exchange (gain) loss	(45)	621	686
(3,061)	(6,843)	Gain on sale of assets and amortization of deferred gains	(26,324)	(3,061)	(3,061)
102	120	Equity losses of associated companies	405	367	544
(6,282)	390	Other, net	(968)	(18,447)	(2,612)
4,969	35,077	Change in operating assets and liabilities	(59,164)	(3,812)	(18,104)
51,426	95,876	Net cash provided by operating activities	249,810	255,255	321,520

		INVESTING ACTIVITIES
20,556	83,718	Maturity of restricted cash	272,952	96,676	75,620
(12,171)	(104,397)	Additions to newbuildings, vessels and equipment	(509,971)	(146,718)	(170,049)
-	333	Finance lease payments received	930	-	-
-	-	Proceeds from sale of vessels and equipment	11,061	-	2,390
-	100	Proceeds from sale of shares in subsidiary	100	-	-
8,385	(20,246)	Net cash (used in) provided by investing activities	(224,928)	(50,042)	(92,039)

		FINANCING ACTIVITIES
71,229	149,707	Proceeds from long-term debt, net of fees paid	645,537	201,898	240,883
(81,964)	(26,292)	Repayment of long-term debt	(158,546)	(236,361)	(267,336)
-	-	Fees paid on early redemption of bond debt	(2,732)	-	-
(44,441)	(101,282)	Repayment of capital leases	(247,485)	(197,399)	(241,198)
(19,465)	(58,395)	Dividends paid	(136,254)	(58,396)	(70,074)
(74,641)	(36,262)	Net cash provided by (used in) financing activities	100,520	(290,258)	(337,725)

(14,830)	39,368	Net increase (decrease) in cash and cash equivalents	125,402	(85,045)	(108,244)
120,604	168,609	Cash and cash equivalents at start of period	82,575	190,819	190,819
105,774	207,977	Cash and cash equivalents at end of period	207,977	105,774	82,575

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2010 Jan-Sept	2009 Jan-Sept	2009 Jan-Dec (audited)

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of period	77,858,502	77,858,502	77,858,502

SHARE CAPITAL
Balance at beginning and end of period	194,646	194,646	194,646

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	221,991	219,036	219,036
Stock option expense	1,684	2,394	2,955
Gain on sale of shares in subsidiary	201	-	-
Balance at end of period	223,876	221,430	221,991

CONTRIBUTED SURPLUS
Balance at beginning and end of period	248,360	248,360	248,360

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(1,686)	(5,227)	(5,227)
Other comprehensive (loss) income	(13,184)	(5,900)	3,541
Balance at end of period	(14,870)	(11,127)	(1,686)

RETAINED EARNINGS
Balance at beginning of period	78,029	45,402	45,402
Net income	173,252	98,778	102,701
Cash dividends	(136,254)	(58,396)	(70,074)
Balance at end of period	115,027	85,784	78,029

FRONTLINE LTD. STOCKHOLDERS' EQUITY	767,039	739,093	741,340

NONCONTROLLING INTEREST
Balance at beginning of period	9,408	6,637	6,637
Net liabilities assumed on purchase of noncontrolling interest	(101)	-	-
Net income	1,715	2,016	2,771
Balance at end of period	11,022	8,653	9,408

TOTAL EQUITY	778,061	747,746	750,748

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2009.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2009.

3.	NEWBUILDINGS

During the nine months ended September 30, 2010, four Suezmax newbuildings and two VLCC newbuilding were completed and transferred from Newbuildings to Vessels and Equipment.

The Company capitalized newbuilding installments and costs of $0.1 million and interest of $7.1 million, excluding the newbuildings transferred to Vessels and Equipment, in the nine months ended September 30, 2010.

4.	DEBT

On March 26, 2010, the Company announced the private placement of $225 million of convertible bonds and the offering of the bonds closed on April 14, 2010. The senior, unsecured convertible bonds have an annual coupon of 4.50%, which is paid quarterly in arrears and had a conversion price of $39.00. The reference price has been set at $29.7784 (NOK 180.0045). The applicable USD/NOK exchange rate has been set at 6.0448. The Company declared a dividend of $0.75 per share on May 21, 2010. The conversion price was adjusted from $39.00 to $38.0895 effective June 2, 2010 which was the date the shares traded ex-dividend. The Company declared a dividend of $0.75 per share on August 27, 2010. The conversion price was adjusted from $38.0895 to $37.0483 per share effective September 8, 2010, which was the ex-dividend date. The bonds will be issued and redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature on April 14, 2015.

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Marketable securities of $49.8 million at September 30, 2010 (December 31, 2009: $62.9 million) are measured at fair value on a recurring basis. The fair value of marketable securities is based on the quoted market prices. This fair value falls within the "Level 1" category of ASC 820-10 being "measurements using quoted prices in active markets for identical assets or liabilities".

6.	RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance a profit share based on the earnings of these vessels.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily of rental for office space and guarantee fees.

Effective February 5, 2010, Vista International Finance Inc, a wholly owned subsidiary of Frontline Ltd. purchased the VLCC, Front Vista, from Ship Finance for $58.5 million. The Front Vista had been chartered in by Frontline Shipping. Due to the termination of the charter, a compensation fee of $0.4 million was paid to Ship Finance.

In March 2010, the Company made certain amendments to the charter agreements with Ship Finance relating to 31 double hull crude oil tankers and OBOs, which resulted in our restricted cash deposits being reduced in exchange for a guarantee from us for the payment of charterhire. Withdrawals from these restricted cash deposits will be prohibited. Restricted cash deposits held in respect of the Ship Finance charter reserves decreased by $111.7 million resulting from amendments to the charter agreements and $10.6 million due to reserves no longer required for two vessels. We also made an advance payment of charterhire less operating expenses of $72.8 million covering part of the payments due to Ship Finance over the six months from March 2010.

In March 2010, Frontline agreed with Ship Finance to terminate the long term charter party for the single hull VLCC Golden River and Ship Finance simultaneously sold the vessel to an unrelated third party. The termination of the charter took place in April 2010 and Ship Finance made a compensation payment to Frontline of approximately $2.9 million for the early termination of the charter party, which was recognized in the second quarter.

In August 2010, Frontline sold 25% of SeaTeam Singapore Pte Limited to Golden Ocean Group Limited for $0.1 million and recognized a gain on sale of $0.2 million in the statement of equity.

7.	COMMITMENTS AND CONTINGENCIES

As of September 30, 2010, the Company was committed to make newbuilding installments of $488.0 million as follows;

(in millions of $)	Total
2010	63.5
2011	95.4
2012	184.9
2013	144.2
Total:	488.0

In June 2010, the Company entered into a contract with Jiangsu Rongsheng Heavy Industries Co., Ltd. for the delivery of two 156,900 dwt Suezmax newbuildings. The vessels are expected to be delivered in the first and second quarter of 2013.

In September 2010, the Company announced that it had agreed with Zhoushan Jinhaiwan Shipyard Co., Ltd. ("Jinhaiwan") to re-structure the Company's VLCC newbuilding program at the yard. In April and May 2008, the Company ordered six VLCC newbuildings at Jinhaiwan. In May 2009, two of these newbuilding orders were cancelled and the installments paid-in were transferred to two of the retained newbuildings and the two remaining VLCC newbuildings orders were changed into options. As a result of the re-structuring, the Company has agreed to maintain the two options and has ordered one additional VLCC newbuilding and is committed to take delivery of five 320,000 dwt VLCC newbuildings, with a total contract price of $525 million.

As of September 30, 2010, the Company's newbuilding program comprises two Suezmax tankers and five VLCCs, which constitute a contractual cost of $650 million.

8.	DIVIDENDS

In February 2010, the Company's Board of Directors declared a cash dividend of $0.25 per share, which was paid on March 30, 2010.

In May 2010, the Company's Board of Directors declared a cash dividend of $0.75 per share, which was paid on June 21, 2010.

In August, 2010, the Company's Board of Directors declared a cash dividend of $0.75 per share, which was paid on September 24, 2010.

9.	SUBSEQUENT EVENTS

On November 23, 2010, the Company's Board of Directors declared a dividend of $0.25 per share. The record date for the dividend is December 7, 2010, ex dividend date is December 3, 2010 and the dividend will be paid on or about December 21, 2010.